Exhibit 99.4

VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of October 2, 2019.

AMONG:

The person executing this Agreement as “the Shareholder” (the “Shareholder”)

- and —

FLUTTER ENTERTAINMENT PLC, a corporation existing under the laws of Ireland (“Flutter”)

RECITALS:

WHEREAS, in connection with an arrangement agreement dated the date hereof, Flutter is proposing to acquire all of the issued and outstanding common shares (the “Stars Shares”) in the capital of The Stars Group Inc. (“Stars”), subject to the terms and conditions set forth in the Arrangement Agreement (as hereinafter defined);

WHEREAS, it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under the provisions of the Business Corporations Act (Ontario);

WHEREAS, the Shareholder exercises control or direction, directly or indirectly, over Stars Shares (“Subject Shares”);

WHEREAS, this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Shares (as defined below) and the other restrictions and covenants set forth herein; and

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1                                   Definitions

Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Arrangement Agreement. In this Agreement, including the recitals:

“Agreement” means this voting support agreement dated the date hereof;

“Arrangement Agreement” means the arrangement agreement dated as of the date hereof between Flutter and Stars, a copy of which in substantially final form has been provided to the Shareholder;

“Expiry Time” has the meaning ascribed thereto in Section 3.1(a);

“Notice” has the meaning ascribed thereto in Section 4.8; and

“Parties” means the Shareholder and Flutter, and “Party” means any one of them.

Section 1.2                                   Gender and Number

Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa. All references to dollars or to $ are references to Canadian dollars.

Section 1.3                                   Headings

The division of this Agreement into Articles and Sections and the insertion of the recitals and headings are for convenient reference only and do not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement to Articles, and Sections refer to Articles and Sections of this Agreement in which such reference is made, as applicable.

Section 1.4                                   Date for any Action

A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. (Toronto time) on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. (Toronto time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

Section 1.5                                   Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of Ontario and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

Section 2.1                                   Representations and Warranties of the Shareholder

The Shareholder represents and warrants to Flutter (and acknowledges that Flutter is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)                                 it is a corporation or other entity validly existing under the laws of the jurisdiction of its incorporation;

(b)                                 it has the requisite power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the

Shareholder enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(c)                                  it is, and immediately prior to the time at which the Subject Shares are acquired by Flutter under the Arrangement it will be, the sole beneficial owner of the Subject Shares, with (i) good and marketable title thereto, free and clear of all Liens, (other than normal course security interests held by prime brokers, custodians, lenders or similar counterparties which will be extinguished at the time the Subject Shares are acquired) and (ii) the right to sell its interest in and vote or direct the sale of its interest in and voting of the Subject Shares; and

(d)                                 none of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating document of the Shareholder; (ii) any contract to which the Shareholder is a party or by which the Shareholder is bound; (iii) any judgment, decree, order or award of any Governmental Entity or (iv) any Law.

Section 2.2                                   Representations and Warranties of Flutter

Flutter represents and warrants to the Shareholder (and acknowledges that the Shareholder is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) the matters set out below:

(a)                                 Flutter is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and to complete the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Flutter and constitutes a legal, valid and binding agreement of Flutter enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(b)                                 None of the execution and delivery by Flutter of this Agreement and the Arrangement Agreement or the compliance by Flutter with its obligations hereunder or thereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of:

(i)                                   any provision of the constitution, articles of association, by-laws or other constating documents of Flutter or any of its Material Subsidiaries;

(ii)                                any Authorizations to which Flutter or any of its Subsidiaries is a party or by which Flutter or any of its Subsidiaries is bound;

(iii)                             any contract to which Flutter or any of its Subsidiaries is a party or by which Flutter or any of its Subsidiaries is bound; or

(iv)                            any Law to which Flutter or any of its Subsidiaries is subject or by which Flutter or any of its Subsidiaries is bound.

ARTICLE 3

COVENANTS

Section 3.1                                   Covenants of the Shareholder

(a)                                 The Shareholder hereby covenants with Flutter that from the date of this Agreement until the termination of this Agreement in accordance with its terms (the “Expiry Time”), the Shareholder will not:

(i) without having first obtained the prior written consent of Flutter, sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option or otherwise dispose of any right or interest in any of the Subject Shares  or enter into any agreement, arrangement, commitment or understanding in connection therewith, other than (A) in connection with the normal course of the Shareholder’s activities for and on behalf of the investment funds and managed accounts over which it exercises discretionary authority (including reweighting of the Subject Shares in connection with portfolio management of the investment funds and managed accounts) or to fund normal course redemptions of interests, shares or units in investment funds and managed accounts for which it exercises discretionary trading authority; (B) pursuant to the Arrangement or as expressly permitted by the Arrangement Agreement or (C) transfers to or between wholly-owned Subsidiaries of the Shareholder (provided that such transferee is contractually bound to the Shareholder to comply with the obligations of the Shareholder under this Agreement); or (D) Subject Shares pledged, encumbered or hypothecated in favour of the Shareholder’s prime brokers, custodians, lenders or similar counterparties (for and on behalf of such investment funds and managed accounts).

(i)                                   other than as set forth herein, grant or agree to grant any proxies, powers of attorney or deliver any voting instruction form with respect to matters relating to the Arrangement or other matters that would reasonably be expected to materially impair or delay the Arrangement, deposit any Subject Shares into a voting trust or pooling agreement, or enter into a voting agreement, commitment, understanding or arrangement, oral or written, with respect to the voting of any Subject Shares with respect to matters relating to the Arrangement or other matters that would reasonably be expected to materially impair or delay the Arrangement; or

(ii)                                requisition or join in the requisition of any meeting of any of the securityholders of Stars for the purpose of considering any resolution.

(b)                                 The Shareholder hereby covenants, undertakes and agrees from time to time, until the Expiry Time, to cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) all the Subject Shares:

(i)                                   at any meeting of any of the securityholders of Stars at which the Shareholder is entitled to vote, including Stars Meeting; and

(ii)                                in any action by written consent of the securityholders of Stars,

in favour of the approval, consent, ratification and adoption of the Stars Resolution and the transactions contemplated by the Arrangement Agreement (and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement).

(c)                                  The Shareholder hereby agrees to revoke and will take all steps necessary to effect the revocation of any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement and the Shareholder agrees not to, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in this Agreement except as expressly required or permitted by this Agreement.

(d)                                 The Shareholder hereby covenants, undertakes and agrees from time to time, until the Expiry Time, to cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) the Subject Shares against any proposed action by Stars, any other shareholder of Stars, any of Stars’ Subsidiaries or any other Person: (i) in respect of any Acquisition Proposal or Superior Proposal or other merger, take-over bid, amalgamation, plan of arrangement, business combination, reorganization, recapitalization, dissolution, liquidation, winding up or similar transaction involving Stars or any Subsidiary of Stars, other than the Arrangement; (ii) which would reasonably be regarded as being directed towards or likely to prevent or delay of the successful completion of the Arrangement, including without limitation any amendment to the articles or by-laws of Stars or any of its Subsidiaries or their respective corporate structures or capitalization; or (iii) that would result in a breach of any representation, warranty, covenant or other obligation of Stars under the Arrangement Agreement if such action requires securityholder approval and is communicated as being such a breach in a notice in writing delivered by Flutter to the Shareholder.

(e)                                  Until the Expiry Time, the Shareholder will not, and will ensure that its affiliates do not, directly or indirectly, through any officer, director, employee, representative or agent or otherwise:

(i)                                   solicit proxies or become a participant in a solicitation in opposition to or competition with Flutter in connection with the Arrangement;

(ii)                                assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit Flutter in connection with the Arrangement; or

(iii)                             act jointly or in concert with others with respect to voting securities of Stars for the purpose of opposing or competing with Flutter in connection with the Arrangement.

(f)                                   The Shareholder will not (i) exercise any dissent rights in respect of the Arrangement; or (ii) take any other action of any kind that would reasonably be regarded as likely to adversely affect, reduce the success of, materially delay or interfere with the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement.

(g)                                  The Shareholder hereby consents to:

(i)                                   details of this Agreement being set out in any press release, information circular, including the Stars Circular, the Flutter Circular, the Prospectus and court documents produced by Stars, Flutter or any of their respective affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement; and

(ii)                                this Agreement being made publicly available, including by filing on the System for Electronic Document Analysis and Retrieval (SEDAR).

ARTICLE 4
GENERAL

Section 4.1                                   Termination

This Agreement will terminate and be of no further force or effect upon the earliest to occur of:

(a)                                 the mutual agreement in writing of the Parties;

(b)                                 written notice by the Shareholder to Flutter if:

(i)                                   subject to Section 4.3, any representation or warranty of Flutter under this Agreement is untrue or incorrect in any material respect;

(ii)                                without the prior written consent of the Shareholder, there is any decrease or change in the form of Consideration set out in the Arrangement Agreement;

(iii)                             without the prior written consent of the Shareholder, the terms of the Arrangement Agreement, are amended or otherwise varied in a manner that is materially adverse to the Shareholder; or

(iv)                            the Arrangement Agreement has been terminated in accordance with its terms, including by Stars pursuant to section 7.2(a)(iv)(C) of the

Arrangement if it wishes to enter into a Superior Proposal (as defined in the Arrangement Agreement),

provided that at the time of such termination, the Shareholder is not in material default in the performance of its obligations under this Agreement;

(c)                                  written notice by Flutter to the Shareholder if:

(i)                                   subject to Section 4.3, any representation or warranty of the Shareholder under this Agreement is untrue or incorrect in any material respect;

(ii)                                subject to Section 4.3, the Shareholder has not complied in any material respect with its covenants contained herein; or

(iii)                             the Arrangement Agreement has been terminated in accordance with its terms; and

(d)                                 the acquisition of the Subject Shares by Flutter.

Section 4.2                                   Time of the Essence

Time is of the essence in this Agreement.

Section 4.3                                   Notice and Cure Provisions

(a)                                 Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the termination of this Agreement of any event or state of facts which occurrence or failure would, or would be likely to give rise to a right of termination by the other Party. Notification provided under this Section 4.3 will not affect the representations, warranties, covenants, agreements or obligations of the parties (or remedies with respect thereto).

(b)                                 The Shareholder may not exercise its right to terminate this Agreement pursuant to Section 4.1(b)(i) and Flutter may not exercise its right to terminate this Agreement pursuant to 4.1(c)(i) or (ii) unless the Party seeking to terminate the Agreement delivers a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered prior to the Stars Meeting, provided that a party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may exercise such termination right until the earliest of (a) two Business Days prior to the Stars Meeting, (b) the date that is 10 Business Days following receipt of such notice by the Party to whom the notice was delivered and (c) the Outside Date, if such matter has not been cured by such date. If any such notice is delivered after the date of the Stars Meeting, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may exercise such termination right until the earlier of (a) five Business Days prior the Outside Date and (b) the date that is 10 Business Days following receipt of such notice by the Party to whom the notice was delivered.

Section 4.4                                   Effect of Termination

If this Agreement is terminated in accordance with the provisions of Section 4.1, no Party will have any further liability to perform its obligations under this Agreement except as expressly contemplated by this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 4.1 will relieve any Party from any liability for any material breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

Section 4.5                                   Equitable Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

Section 4.6                                   Waiver; Amendment

Each party hereto agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by both of the Parties or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

Section 4.7                                   Entire Agreement

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto.

Section 4.8                                   Notices

All notices and other communications given or made pursuant to this Agreement (each, a “Notice”) shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)                                 if to Flutter:

Flutter Entertainment plc

Belfield Office Park

Beech Hill Road

Clonskeagh

Dublin 4

Attention:                                         Ed Traynor (Group General Counsel and Company Secretary)

Email:                                                            [Redacted: email address]

with a copy (which shall not constitute notice) to:

Freshfields Bruckhaus Deringer LLP

65 Fleet Street

London

EC4Y 1HT

United Kingdom

Attention:                                         Oliver Lazenby

Email:                                                            [Redacted: email address]

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street, Toronto ON M5L 1B9

Attention:                                         Ron Ferguson / J.R. Laffin

Email:                                                            [Redacted: email address]

(b)                                 if to the Shareholder:

Caledonia (Private) Investments Pty Limited

Level 10, 131 Macquarie Street

Sydney, NSW 2000

Australia

Attention:                                         Matthew Moses (General Counsel and Executive Director)

Email:                                                            [Redacted: email address]

with a copy (which shall not constitute notice) to:

McMillan LLP

Brookfield Place

181 Bay Street, Suite 4400

Toronto, Ontario

M5J 2T3

Attention:                                         Michael Burns

Email:                                                            [Redacted: email address]

Section 4.9                                   Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 4.10                            Successors and Assigns

The provisions of this Agreement will be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, provided that Flutter may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/or assumption takes place, Flutter shall continue to be liable joint and severally with such affiliate for all of its obligations hereunder.

Section 4.11                            Expenses

Each Party will pay all costs and expenses (including the fees and disbursements of legal counsel and other advisers) it incurs in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated by this Agreement.

Section 4.12                            Further Assurances

The parties hereto will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each party will provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

Section 4.13                            Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

IN WITNESS OF WHICH the Parties have executed this Agreement.

FLUTTER ENTERTAINMENT PLC

By:	“Edward Traynor”
Name: Edward Traynor
Title: General Counsel

SHAREHOLDER:	Accepted and agreed to with effect from the 2nd day of October, 2019.

CALEDONIA (PRIVATE) INVESTMENTS PTY LIMITED

By:	“Matthew Moses”
Name: Matthew Moses
Title: General Counsel and Executive Director